Exhibit 99.1

Navios Maritime Holdings Inc.

Reports Financial Results for the

Fourth Quarter and Year Ended December 31, 2011

•	Dividend of $0.06 per share for Q4 2011

•	$265.4 million of Adjusted EBITDA for the Full Year 2011

•	Strong fleet coverage of 77.2% for 2011

•	Capex fully funded

•	No significant debt maturities until 2017

PIRAEUS, GREECE February 23, 2012 - Navios Maritime Holdings Inc. (“Navios Holdings”) (NYSE: NM), a global, vertically integrated seaborne shipping and logistics company, today reported financial results for the fourth quarter and year ended December 31, 2011.

Angeliki Frangou, Chairman and Chief Executive Officer of Navios Holdings stated, “We are pleased to report a solid year and a good quarter despite a difficult market. Our focus during this period has been to efficiently manage the operations of our global fleet. As a result, we are well positioned for 2012. We have fleet coverage of about 77%, our capex is fully funded and we have no material debt maturities until 2017.”

Ms. Frangou continued, “We maintain a solid balance sheet and reward our shareholders through consistent dividend payments. Consequently, we declared a $.06 dividend for Q4 2011.”

2011 HIGHLIGHTS

Time Charter Coverage

Navios Holdings has long-term fleet employment for periods up to 11 years. As of February 22, 2012, Navios Holdings had chartered-out 77.2% and 41.4% of available days for 2012 and 2013, respectively, equivalent to $261.4 million and $179.1 million in revenue, respectively. The average daily charter-out rate for the core fleet is $23,792 and $29,625 for 2012 and 2013, respectively. The average daily charter-in rate for the active long-term charter-in vessels for 2012 is $12,592.

The above figures do not include the fleet of Navios South American Logistics Inc. (“Navios Logistics”) and vessels servicing Contracts of Affreightment (“COA”).

Liquidity

Net Debt to Total Capitalization was 50.8% as of December 31, 2011. Navios Holdings’ total available liquidity, including lines of credit, as of December 31, 2011 was approximately $229.6 million. Navios Holdings has no further newbuilding vessel capital expenditures commitments for the vessels Navios Centaurus and Navios Avior, which are scheduled for delivery in the first and second quarter of 2012, respectively.

Dividend Policy

The Board of Directors declared a quarterly cash dividend for the fourth quarter of 2011 of $0.06 per share of common stock. The dividend is payable on April 12, 2012 to stockholders of record as of March 22, 2012. The declaration and payment of any further dividend remain subject to the discretion of the Board and will depend on, among other things, Navios Holdings’ cash requirements after taking into account market opportunities, restrictions under its credit agreements and other debt obligations and such other factors as the Board may deem advisable.

Navios Maritime Partners L.P. (“Navios Partners”)

On February 14, 2012, Navios Holdings received $6.7 million representing the cash distribution from Navios Partners for the fourth quarter of 2011.

Navios South American logistics Inc. (“Navios Logistics”)

Navios Logistics revenue and EBITDA increased by 25% and 20%, respectively, for the year ended December 31, 2011 compared to the same period in 2010.

Fleet Profile

Navios Holdings controls a fleet of 57 vessels totalling 5.8 million dwt, of which 30 are owned and 27 are chartered-in under long-term charters. Navios Holdings currently operates 45 vessels (17 Capesize, ten Panamax, 17 Ultra-Handymax and one Handysize) totalling 4.8 million dwt. Additionally, Navios Holdings has agreed to acquire two newbuilding Panamax vessels expected to be delivered in March and April 2012 and has ten newbuilding charter-in vessels expected to be delivered at various dates through 2013 (the “Core Fleet”). The current average age of the operating fleet is 5.3 years.

Exhibit II provides certain details of the “Core Fleet” of Navios Holdings. It does not include the fleet of Navios Logistics.

Financial Highlights

•	Revenue increased by 2.4% to $168.4 million for the three month period ended December 31, 2011 from $164.5 million for the same period in 2010.

•	As of December 31, 2011, Navios Holdings’ total Net Debt to book capitalization was 50.8% and liquidity was $229.6 million including available undrawn revolving credit facilities.

Fourth Quarter 2011 and 2010 Results (in thousands of U.S. dollars, except per share data and unless otherwise stated):

The quarterly 2011 and 2010 information presented below was derived from the unaudited condensed consolidated financial statements for the respective periods. EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted Earnings per Share are non-U.S. GAAP financial measures, and should not be used in isolation or as substitution for Navios Holdings’ results.

From March 30, 2011, Navios Maritime Acquisition Corporation (“Navios Acquisition”) is no longer consolidated and is accounted for under the equity method of accounting. The table and the discussion below exclude the impact of the consolidation of Navios Acquisition and are presented to provide investors with a clearer picture of Navios Holdings on a going forward basis.

See Exhibit I under the heading, “Disclosure of Non-GAAP Financial Measures” for a discussion of EBITDA and Adjusted EBITDA of Navios Holdings, on a consolidated basis, Navios Acquisition and Navios Logistics, and a reconciliation of such measures to the most comparable measures under U.S. GAAP.

	Three Months Ended December 31, 2011 (unaudited)	(Excluding consolidation of Navios Acquisition) Three Months Ended December 31, 2010 (unaudited)
Revenue	$168,420	$164,487
EBITDA	$63,913	$106,272
Adjusted EBITDA (*)	$65,654	$73,175
Net Income	$11,816	$57,503
Adjusted Net Income (*)	$13,556	$24,406
Earnings Per Share	$0.11	$0.56
Adjusted Basic Earnings Per Share (*)	$0.13	$0.23

(*)	Adjusted EBITDA, Adjusted Net Income and Adjusted Basic Earnings Per Share for the three months ended December 31, 2011 excludes a $1.7 million accounting loss related to the settlement in shares of part of the outstanding receivables from Korea Line Corporation.

Adjusted EBITDA, Adjusted Net income and Adjusted Basic Earnings Per Share for the three months ended December 31, 2010 excludes (i) $29.3 million of gain on the sale of the Navios Fulvia and the Navios Melodia to Navios Partners; and (ii) a $3.8 million gain on the buyback of the convertible notes.

Navios Holdings’ consolidated revenue for the three months ended December 31, 2011 increased by $3.9 million to $168.4 million as compared to $164.5 million for the same period during 2010.

Revenue from drybulk vessel operations for the three months ended December 31, 2011 was $101.6 million as compared to $119.7 million for the same period during 2010. The decrease in drybulk revenue was mainly attributable to a decrease in Time Charter Equivalents (“TCE”) per day by 18.4% to $21,460 per day in the fourth quarter of 2011 as compared to $26,282 per day in the same period of 2010. This decrease was partially offset by (i) an increase in short-term charter-in and long-term charter-in fleet available days by 112 days and 126 days, respectively, and (ii) an increase in available days for owned vessels to 2,566 days in the fourth quarter of 2011 from 2,350 days in the same period of 2010.

Revenue from the logistics business was $66.8 million for the three months ended December 31, 2011 as compared to $44.8 million for the same period of 2010. This increase was mainly attributable to: (i) an increase in the Paraguayan liquid port’s volume; (ii) an increase in the price of products sold; and (iii) an increase in the volume of iron ore transported.

EBITDA of Navios Holdings for the three months ended December 31, 2011 decreased by $42.4 million to $63.9 million as compared to $106.3 million for the same period of 2010. EBITDA of Navios Holdings for the three months ended December 31, 2011 and 2010 has been affected by the items mentioned above. Therefore, Adjusted EBITDA of Navios Holdings for the three months ended December 31, 2011 decreased by $7.5 million to $65.7 million as compared to $73.2 million for the same period of 2010. The $7.5 million decrease in Adjusted EBITDA was primarily due to: (i) an increase in time charter, voyage and port terminal expenses of $8.8 million; (ii) an increase in direct vessel expenses (excluding the amortization of deferred dry dock and special survey costs) of $2.9 million and (iii) an increase in other expenses of $8.0 million. The overall variance of $19.7 million was partially offset by: (i) an increase in revenue (excluding the accounting loss related to the settlement in shares of part of the outstanding receivables from Korea Line Corporation) of $5.7 million to $170.2 million in the three months ended December 31, 2011 from $164.5 million in the same period of 2010; (ii) a decrease in general and administrative expenses of $0.9 million (excluding share-based compensation expenses); (iii) a decrease in loss from derivatives of $3.7 million and (iv) a decrease of $1.9 million in income attributable to the noncontrolling interest.

EBITDA of Navios Logistics was $10.1 million for the three month period ended December 31, 2011 as compared to $9.7 million for the same period in 2010.

Net income of Navios Holdings for the three months ended December 31, 2011 was $11.8 million as compared to $57.5 million for the same period of 2010. Net income of Navios Holdings for the three months ended December 31, 2011 and 2010 has been affected by the items mentioned above. Therefore,Adjusted Net Income of Navios Holdings for the three month period ended December 31, 2011 was $13.6 million as compared to $24.4 million for the same period of 2010. The decrease of Adjusted Net Income by $10.8 million was mainly due to: (i) a decrease in Adjusted EBITDA of $7.5 million; (ii) an increase in interest income/expense and finance cost, net of $1.1 million; (iii) an increase in depreciation and amortization of $2.1 million; (iv) an increase of $0.5 million in amortization for drydock and special survey costs; and (v) an increase of $0.5 million in share-based compensation expense. This decrease was partially offset by a decrease in income taxes of $0.9 million.

Year Ended December 31, 2011 and 2010 Results (in thousands of U.S. dollars, except per share data, unless otherwise stated):

The information for the year ended December 31, 2011 and 2010 (excluding consolidation of Navios Acquisition) presented below was derived from the unaudited condensed consolidated financial statements for the respective periods. The information for the year ended December 31, 2010 was derived from the audited consolidated financial statements for such period. EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted EPS are non-U.S. GAAP financial measures, and should not be used in isolation or as substitution for Navios Holdings’ results.

From March 30, 2011, Navios Acquisition is no longer consolidated and is accounted for under the equity method of accounting. The table and the discussion below exclude the impact of the consolidation of Navios Acquisition and are presented to provide investors with a clearer picture of Navios Holdings on a going forward basis.

See Exhibit I under the heading, “Disclosure of Non-GAAP Financial Measures” for a discussion of EBITDA and Adjusted EBITDA of Navios Holdings, on a consolidated basis, Navios Acquisition and Navios Logistics, and a reconciliation of such measures to the most comparable measures under U.S. GAAP.

	(Excluding consolidation of Navios Acquisition) Year Ended December 31, 2011 (unaudited)	(Excluding consolidation of Navios Acquisition) Year Ended December 31, 2010 (unaudited)
Revenue	$664,225	$646,350
EBITDA	$245,889	$338,665
Adjusted EBITDA (*)	$265,366	$265,714
Net Income	$42,267	$154,051
Adjusted Net Income (*)	$61,744	$81,100
Earnings Per Share	$0.40	$1.51
Adjusted Basic Earnings Per Share (*)	$0.59	$0.78

(*)	Adjusted EBITDA, Adjusted Net Income and Adjusted Basic Earnings Per Share for the year ended December 31, 2011 excludes (i) $21.2 million of expenses relating to the bond extinguishment in January 2011; (ii) a $35.3 million loss on deconsolidation of Navios Acquisition; (iii) a $38.8 million gain on the sale of Navios Luz and Navios Orbiter to Navios Partners and (iv) a $1.7 million accounting loss related to the settlement in shares of part of the outstanding receivables from Korea Line Corporation.

Adjusted EBITDA, Adjusted Net Income and Adjusted Basic Earnings Per Share for the year ended December 31, 2010 excludes (i) $55.4 million of gain on the sale of the vessels Navios Hyperion, Navios Aurora II, Navios Pollux, Navios Melodia and Navios Fulvia to Navios Partners; (ii) a $17.7 million gain recognized as a result of obtaining control of Navios Acquisition as of May 28, 2010; (iii) a $4.0 million write-off of an unfavourable short-term charter and (iv) a $3.8 million gain on the buyback of the convertible notes.

Navios Holdings’ consolidated revenue for the year ended December 31, 2011 increased by $17.8 million to $664.2 million as compared to $646.4 million for the year ended December 31, 2010.

Revenue from drybulk vessel operations for the year ended December 31, 2011 was $429.5 million as compared to $458.4 million for the year ended December 31, 2010. The decrease in drybulk revenue was mainly attributable to: (i) a decrease in short-term charter-in and long-term charter-in fleet available days by 275 days and 754 days, respectively, and (ii) a decrease in TCE per day by 9.3% to $23,160 per day during the year ended December 31, 2011 as compared to $25,527 per day during the year ended December 31, 2010. This decrease was partially offset by an increase in available days for owned vessels by 17.7% to 10,214 days during the year ended December 31, 2011 from 8,680 days during the year ended December 31, 2010.

Revenue from the logistics business was $234.7 million for the year ended December 31, 2011 as compared to $188.0 million for the year ended December 31, 2010. This increase was mainly attributable to: (i) the new vessels, the San San H (formerly known as the Jiujiang) and the Stavroula, which commenced operations in October 2010 and March 2011, respectively; (ii) an increase in the volumes of iron ore transported; and (iii) an increase in the price of products sold.

EBITDA of Navios Holdings for the year ended December 31, 2011 decreased by $92.8 million to $245.9 million as compared to $338.7 million for the year ended December 31, 2010. EBITDA of Navios Holdings for the year ended December 31, 2011 and 2010 has been affected by the items mentioned above. Therefore, Adjusted EBITDA of Navios Holdings for the year ended December 31, 2011 decreased by $0.3 million to $265.4 million as compared to $265.7 million for the year ended December 31, 2010. The $0.3 million decrease in Adjusted EBITDA was primarily due to: (i) an increase in direct vessel expenses (excluding the amortization of deferred dry dock and special survey costs) of $19.5 million; (ii) an increase in general and administrative expenses of $0.9 million (excluding share-based compensation expenses); (iii) a $0.4 million increase in losses from derivatives (excluding the gain on the buyback of the convertible notes); (iv) a $9.6 million increase in net other expenses (excluding the write-off of an unfavorable short term charter); and (v) a decrease in equity in earnings by $5.3 million. The overall variance of $35.7 million was partially offset by: (i) an increase in revenue (excluding the accounting loss related to the settlement in shares of part of the outstanding receivables from Korea Line Corporation ) of $19.6 million to $666.0 million for the year ended December 31, 2011 from $646.4 million for the year ended December 31, 2010; (ii) a decrease in time charter, voyage and port terminal expenses of $12.6 million; and (iii) a decrease of $3.2 million in income attributable to the noncontrolling interest.

EBITDA of Navios Logistics was $39.0 million for the year ended December 31, 2011 as compared to $32.5 million during the year ended December 31, 2010.

Net income of Navios Holdings for the year ended December 31, 2011 was $42.3 million as compared to $154.1 million for the year ended December 31, 2010. Net income of Navios Holdings for the year ended December 31, 2011 and 2010 has been affected by the items mentioned above. Therefore, Adjusted Net Income of Navios Holdings for the year ended December 31, 2011 was $61.7 million as compared to $81.1 million for the year ended December 31, 2010. The decrease of Adjusted Net Income by $19.4 million was mainly due to (i) a decrease in Adjusted EBITDA of $0.3 million; (ii) an increase in interest income/expense and finance cost, net of $8.0 million; (iii) an increase in depreciation and amortization of $7.7 million; (iv) an increase of $2.1 million in amortization for drydock and special survey costs; and (v) an increase of $1.8 million in share-based compensation expense. This decrease was partially offset by a decrease in income taxes of $0.5 million.

Fleet Summary Data:

The following table reflects certain key indicators indicative of the performance of the Navios Holdings drybulk operations (excluding Navios Acquisition and Navios Logistics fleet) and its fleet performance for the three and twelve month periods ended December 31, 2011 and 2010.

	Three Month Period ended December 31, 2011	Three Month Period ended December 31, 2010	Year Ended December 31, 2011	Year Ended December 31, 2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Available Days (1)	4,230	3,776	16,423	15,918
Operating Days (2)	4,139	3,733	16,201	15,841
Fleet Utilization (3)	97.8%	98.9%	98.7%	99.5%
Equivalent Vessels (4)	46	41	45	44
TCE (5)	$21,460	$26,282	$23,160	$25,527

(1)	Available days for the fleet are total calendar days the vessels were in Navios Holdings’ possession for the relevant period after subtracting off-hire days associated with major repairs, drydocking or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.
(2)	Operating days are the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.

(3)	Fleet utilization is the percentage of time that Navios Holdings’ vessels were available for generating revenue, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels.
(4)	Equivalent vessels is defined as the total available days during a relevant period divided by the number of days of this period.
(5)	TCE is defined as voyage and time charter revenues less voyage expenses during a relevant period divided by the number of available days during the period.

Conference Call:

As previously announced, Navios Holdings will host a conference call today, February 23, 2012, at 8:30 am ET, at which time Navios Holdings’ senior management will provide highlights and commentary on the financial results of the fourth quarter and year ended December 31, 2011.

A supplemental slide presentation will be available on the Navios Holdings website at www.navios.com under the “Investors” section at 7:45 am ET.

Conference Call details:

Call Date/Time: February 23, 2012, at 8:30 am ET

Call Title: Navios Holdings Q4 2011 and FY 2011 Financial Results Conference Call

US Dial In: +1.877.480.3873

International Dial In: +1.404.665.9927

Conference ID: 4054 2536

The conference call replay will be available two hours after the live call and remain available for one week at the following numbers:

US Replay Dial In: 800.585.8367

International Replay Dial In: +1.404.537.3406

Conference ID: 4054 2536

This call will be simultaneously Webcast. The Webcast will be available on the Navios Holdings website, www.navios.com, under the “Investors” section. The Webcast will be archived and available at the same Web address for two weeks following the call.

About Navios Maritime Holdings Inc.

Navios Maritime Holdings Inc. (NYSE: NM) is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities including iron ore, coal and grain.

For more information about Navios Holdings please visit our website: www.navios.com.

About Navios South American Logistics Inc.

Navios South American Logistics Inc. (“Navios Logistics”) is one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia region river system, the main navigable river system in the region, and on cabotage trades along the eastern coast of South America. Navios Logistics serves the storage and marine transportation needs of its petroleum, agricultural and mining customers through its port terminal, river barge and coastal cabotage operations. For more information about Navios Logistics please visit its website: www.navios-logistics.com

About Navios Maritime Partners L.P.

Navios Partners (NYSE: NMM) is a publicly traded master limited partnership which owns and operates dry cargo vessels. For more information, please visit its website: www.navios-mlp.com.

About Navios Maritime Acquisition Corporation

Navios Acquisition (NYSE: NNA) is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals. For more information about Navios Acquisition, please visit its website:

www.navios-acquisition.com.

Forward Looking Statements — Safe Harbor

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Holdings’ growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenues and time charters. Although Navios Holdings believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Holdings. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for drybulk vessels; competitive factors in the market in which Navios Holdings operates; risks associated with operations outside the United States; and other factors listed from time to time in Navios Holdings’ filings with the Securities and Exchange Commission. Navios Holdings expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Holdings’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contacts:

Investor Relations

Navios Maritime Holdings Inc.

+1.212.906.8643

investors@navios.com

EXHIBIT I

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars – except share data)

	December 31,	December 31,
	2011	2010
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$171,096	$207,410
Restricted cash	6,399	34,790
Accounts receivable, net	101,386	70,388
Short-term derivative assets	1,279	1,420
Due from affiliate companies	49,404	2,603
Prepaid expenses and other current assets	41,410	33,354

Total current assets	370,974	349,965

Deposit for vessel acquisitions	63,814	377,524
Vessels, port terminal and other fixed assets, net	1,767,946	2,249,677
Long-term derivative assets	—	149
Restricted cash	—	18,787
Deferred financing costs, net	29,222	37,755
Deferred dry dock and special survey costs, net	19,413	12,007
Loan receivable from affiliate company	40,000	—
Investments in affiliates	117,088	18,695
Investments in available for sale securities	82,904	99,078
Other long term assets	18,854	10,370
Intangibles other than goodwill	243,273	327,703
Goodwill	160,336	175,057

Total non-current assets	2,542,850	3,326,802

Total assets	$2,913,824	$3,676,767

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$52,113	$49,496
Dividends payable	6,149	7,214
Accrued expenses	68,362	62,417
Deferred income and cash received in advance	24,065	17,682
Short term derivative liability	—	245
Current portion of capital lease obligations	31,221	1,252
Current portion of long term debt	70,093	63,297

Total current liabilities	252,003	201,603

Senior and ship mortgage notes, net of discount	945,538	1,093,787
Long term debt, net of current portion	437,926	918,826
Capital lease obligations, net of current portion	—	31,009
Unfavorable lease terms	44,825	56,875
Other long term liabilities and deferred income	38,212	36,020
Deferred tax liability	19,628	21,104

Total non-current liabilities	1,486,129	2,157,621

Total liabilities	1,738,132	2,359,224

Commitments and contingencies	—	—
Stockholders’ equity
Preferred Stock – $0.0001 par value, authorized 1,000,000 shares, 8,479 issued and outstanding for both December 31, 2011 and 2010.	—	—
Common stock – $0.0001 par value, authorized 250,000,000 shares, issued and outstanding 102,409,364 and 101,563,766, as of December 31, 2011 and 2010, respectively	10	10
Additional paid-in capital	542,582	531,265
Accumulated other comprehensive income	6,166	32,624
Retained earnings	510,348	495,684

Total Navios Holdings’ stockholders’ equity	1,059,106	1,059,583

Noncontrolling interest	116,586	257,960

Total stockholders’equity	1,175,692	1,317,543

Total liabilities and stockholders’equity	$2,913,824	$3,676,767

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Expressed in thousands of U.S. dollars – except share and per share data)

	Three Month Period ended December 31, 2011 (unaudited)	Three Month Period ended December 31, 2010 (unaudited)	Year ended December 31, 2011 (unaudited)	Year ended December 31, 2010
Revenue	$168,420	$189,927	$689,355	$679,918
Time charter, voyage and logistic business expenses	(76,188)	(67,619)	(273,312)	(285,742)
Direct vessel expenses	(26,788)	(30,560)	(117,269)	(97,925)
General and administrative Expenses	(13,731)	(15,055)	(52,852)	(58,604)
Depreciation and amortization	(25,055)	(30,622)	(107,395)	(101,793)
Interest income/expense and finance cost, net	(24,219)	(37,502)	(103,061)	(102,380)
(Loss)/gain on derivatives	(80)	59	(165)	4,064
Gain on sale of assets/partial sale of subsidiary	—	29,298	38,822	55,432
(Loss)/gain on change in control	—	—	(35,325)	17,742
Loss on bond extinguishment	—	—	(21,199)	—
Other (expense)/income net	(3,412)	4,989	(11,569)	(5,614)
(Loss)/income before equity in net earnings of affiliate Companies	(1,053)	42,915	6,030	105,098
Equity in net earnings of affiliated companies	12,544	11,168	35,246	40,585
Income before taxes	$11,491	$54,083	$41,276	$145,683
Income tax (expense)/ benefit	(80)	(1,071)	56	(414)
Net income	11,411	53,012	41,332	145,269
Less: Net loss/ (income) attributable to the noncontrolling interest	405	295	(506)	488
Preferred stock dividends of subsidiary	—	—	(27)	—
Preferred stock dividends attributable to the noncontrolling interest	—	—	12	—
Net income attributable to Navios Holdings common stockholders	$11,816	$53,307	$40,811	$145,757
Basic earnings per share attributable to Navios Holdings stockholders	$0.11	$0.52	$0.39	$1.43
Weighted average number of shares, basic	100,939,063	100,616,917	100,926,448	100,518,880
Diluted earnings per share attributable to Navios Holdings stockholders	$0.11	$0.45	$0.37	$1.26
Weighted average number of shares, diluted	110,395,599	119,292,525	110,323,652	116,182,356
Other comprehensive income/(loss)
Unrealized holding gains/(losses) on investments in-available-for-sale securities	$8,075	$4,109	$(26,458)	$17,468
Comprehensive income/(loss) attributable to Navios Holdings common stockholders	$8,075	$4,109	$(26,458)	$17,468

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Year Ended December 31, 2011	Year Ended December 31, 2010
	(unaudited)
OPERATING ACTIVITIES:
Net income	$41,332	$145,269
Adjustments to reconcile net income to net cash provided by operating activities:
Non-cash adjustments	131,470	66,236
(Increase)/decrease in operating assets	(104,632)	9,460
Increase/(decrease) in operating liabilities	23,633	(22,987)
Payments for dry dock and special survey costs	(12,769)	(9,337)

Net cash provided by operating activities	$79,034	$188,641

INVESTING ACTIVITIES:
Deconsolidation of Navios Acquisition	(72,425)	—
Acquisition of subsidiary, net of cash acquired	—	(98,913)
Proceeds from sale of assets	120,000	484,082
Decrease in restricted cash	778	67,659
Receipts from investment in finance lease	—	180
Deposits for vessel acquisitions	(66,769)	(343,243)
Investment in affiliate	(2,052)	(6,151)
Acquisition of vessels	(56,059)	(222,773)
Purchase of port terminal and other fixed assets	(71,128)	(16,761)

Net cash used in investing activities	$(147,655)	$(135,920)

FINANCING ACTIVITIES:
Proceeds from long-term loans	86,379	466,634
Proceeds from issuance of ship mortgage and senior notes, net of debt issuance costs	534,188	400,000
Repayment of long-term debt and payment of principal	(248,487)	(804,397)
Repayment of senior notes	(300,000)	—
Payments of obligations under capital leases	(1,040)	—
Proceeds from warrant exercise	—	(2,060)
Debt issuance costs	(2,767)	(23,458)
(Increase)/decrease in restricted cash	(284)	17,662
Acquisition of noncontrolling interest	(8,638)	—
Dividends to noncontrolling shareholders	—	(470)
Repurchase of preferred stock	—	(49,016)
Preferred shares issuance costs	—	(1,819)
Repurchase of convertible bond	—	(29,100)
Issuance of common stock	415	415
Dividends paid	(27,238)	(27,037)
Proceeds from equity offering, net of fees	—	33,402
Acquisition of treasury stock	(221)	—

Net cash provided by/(used in) financing activities	$32,307	$(19,244)

(Decrease)/increase in cash and cash equivalents	(36,314)	33,477

Cash and cash equivalents, beginning of year	207,410	173,933

Cash and cash equivalents, end of year	$171,096	$207,410

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest	$82,701	$94,742
Cash paid for income taxes	$834	$485

Non-cash investing and financing activities
Issuance of preferred stock in connection with the acquisition of vessels	$—	$69,301
Equity in net earnings of affiliated companies	$35,246	$40,585
Dividends declared but not paid	$6,149	$7,214
Shares released to the shareholders of Horamar	$—	$10,869
Investments in available for sale securities	$10,283	$35,297
Debt assumed in connection with acquisitions of businesses	$—	$543,438
Capitalized deferred financing costs into vessel cost	$33	$590
Capital lease obligations	$1,040	$34,033
Consultancy fees	$—	$5,619
Contribution from noncontrolling shareholders	$—	$2,237

Disclosure of Non-GAAP Financial Measures

EBITDA represents net income plus interest and finance costs plus depreciation and amortization and income taxes, if any, unless otherwise stated. Adjusted EBITDA represents EBITDA excluding certain items as described under “Financial Highlights”. EBITDA and Adjusted EBITDA are “non-GAAP financial measure” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

EBITDA is presented to provide additional information with respect to the ability of Navios Holdings, Navios Acquisition and Navios Logistics to satisfy its obligations including debt service, capital expenditures, working capital requirements and payment of dividends. While EBITDA is frequently used as a measure of operating results and the ability to meet debt service requirements, the definition of EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.

The following tables provide a reconciliation of EBITDA, of Navios Holdings, Navios Acquisition and Navios Logistics, which in the case of Navios Holdings is on a consolidated basis, and Adjusted EBITDA of Navios Holdings, Navios Acquisition and Navios Logistics, which in the case of Navios Holdings is on a consolidated basis (as defined in the notes to the tables):

Total Navios Holdings Reconciliation of EBITDA and Adjusted EBITDA to Cash from Operations

Three Months Ended	December 31, 2011	December 31, 2010
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by operating activities	$20,989	$60,193
Net increase in operating assets	(12,994)	(20,670)
Net increase in operating liabilities	27,245	22,678
Net interest cost	24,219	37,503
Deferred finance charges	(1,254)	(6,508)
(Provision)/recovery for losses on accounts receivable	(120)	2,020
Unrealized gain/(loss) on FFA derivatives, warrants and interest rate swaps	42	(4,736)
Earnings/(losses) in affiliates, net of dividends received	1,498	(456)
Payments for drydock and special survey	3,883	781
Noncontrolling interest	405	295
Gain on sale of assets	—	29,298
Gain on repurchase of convertible bond	—	3,799

EBITDA	$63,913	$124,197
Loss on settlement in shares of accounts receivable	1,740	—
Gain on sale of assets	—	(29,298)
Repurchase of convertible bond	—	(3,799)

Adjusted EBITDA	65,654	91,100

Three Months Ended	December 31, 2011	December 31, 2010
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by operating activities	$20,989	$60,193
Net cash (used in)/provided by investing activities	$(40,369)	$172,035
Net cash used in financing activities	$(4,461)	$(158,018)

Navios Acquisition Reconciliation of EBITDA to Cash from Operations

Three Months Ended	December 31, 2011	December 31, 2010
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash used in operating activities	$—	$(28,543)
Net increase in operating assets	—	24,758
Net decrease in operating liabilities	—	9,999
Net interest cost	—	14,382
Deferred finance charges	—	(3,224)
Earnings in affiliates, net of dividends received	—	(1,300)
Noncontrolling interest	—	1,853

EBITDA	$—	$17,925

Navios Logistics EBITDA Reconciliation to Net Income

	Three Month Period Ended
	December 31, 2011	December 31, 2010
(Expressed in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net (loss)/income attributable to Navios Logistics’ stockholders	$(1,179)	$2,274
Depreciation and amortization	6,007	5,343
Amortization of deferred drydock costs	275	111
Interest income	(136)	(132)
Interest expense and finance cost, net	5,096	1,208
Income tax expense	8	940

EBITDA	$10,071	$9,744

Total Navios Holdings Reconciliation of EBITDA and Adjusted EBITDA to Cash from Operations

Twelve Months Ended	December 31, 2011	December 31, 2010
(in thousands of U.S. dollars)	(Unaudited)	(Unaudited)
Net cash provided by operating activities	$79,034	$188,641
Net increase/(decrease) in operating assets	104,632	(7,051)
Net (increase)/decrease in operating liabilities	(23,633)	20,578
Net interest cost	103,061	102,380
Deferred finance charges	(5,580)	(11,752)
Provision for losses on accounts receivable	(239)	(4,660)

Unrealized loss on FFA derivatives, warrants and interest rate swaps and expenses related to bond extinguishment swaps	(5,285)	(12,882)
(Loss)/gain on change in control	(35,325)	17,742
Losses in affiliates and joint ventures, net of dividends received	(6,909)	(307)
Payments for drydock and special survey	12,769	9,337
Noncontrolling interest	(521)	488
Gain on sale of assets	38,822	55,432
Repurchase of convertible bond	—	3,799
Transaction Expenses	—	(5,619)

EBITDA	$260,826	$356,126
Gain on sale of assets	(38,787)	(55,432)
Loss on bond extinguishment	21,199	—
Loss/(gain) on change in control	35,325	(17,742)
Loss on settlement in shares of accounts receivable	1,740	—
Write-off due of unfavourable short term charter contract	—	4,022
Repurchase of convertible bond	—	(3,799)
Consultancy fees	—	2,400
Transaction expenses	—	5,619

Adjusted EBITDA	$280,303	$291,194

Twelve Months Ended	December 31, 2011	December 31, 2010
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by operating activities	$79,034	$188,641
Net cash used in investing activities	$(147,655)	$(135,920)
Net cash provided by/(used in) financing activities	$32,307	$(19,244)

Navios Acquisition Reconciliation of EBITDA and Adjusted EBITDA to Cash from Operations

Twelve Months Ended	December 31, 2011	December 31, 2010
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by operating activities	$18,749	$23,488
Net decrease in operating assets	(4,117)	(16,220)
Net (increase)/decrease in operating liabilities	(6,613)	425
Net interest cost	8,349	15,636
Deferred finance charges	(318)	(3,360)
Earnings in affiliates, net of dividends received	(1,300)	(1,300)
Noncontrolling interest	188	4,411
Transaction expenses	—	(5,619)

EBITDA	$14,938	$17,461
Consultancy fees	—	2,400
Transaction expenses	—	5,619

Adjusted EBITDA	$14,938	$25,480

Navios Logistics EBITDA Reconciliation to Net Income

	Year Ended December 31, 2011	Year Ended December 31, 2010
(Expressed in thousands of U.S. dollars)	(unaudited)	(Unaudited)
Net (loss)/income attributable to Navios Logistics’ stockholders	$(196)	$5,600
Depreciation and amortization	22,616	22,215
Amortization of deferred drydock costs	718	394
Interest income	(843)	(298)
Interest expense and finance cost, net	17,074	4,526
Income tax (benefit)/expense	(348)	64

EBITDA	$39,021	$32,501

EXHIBIT II

Owned Vessels

Vessel Name	Vessel Type	Year Built	Deadweight
			(in metric tons)
Navios Ionian	Ultra Handymax	2000	52,067
Navios Vector	Ultra Handymax	2002	50,296
Navios Horizon	Ultra Handymax	2001	50,346
Navios Herakles	Ultra Handymax	2001	52,061
Navios Achilles	Ultra Handymax	2001	52,063
Navios Meridian	Ultra Handymax	2002	50,316
Navios Mercator	Ultra Handymax	2002	53,553
Navios Arc	Ultra Handymax	2003	53,514
Navios Hios	Ultra Handymax	2003	55,180
Navios Kypros	Ultra Handymax	2003	55,222
Navios Ulysses	Ultra Handymax	2007	55,728
Navios Vega	Ultra Handymax	2009	58,792
Navios Celestial	Ultra Handymax	2009	58,063
Navios Astra	Ultra Handymax	2006	53,468
Navios Magellan	Panamax	2000	74,333
Navios Star	Panamax	2002	76,662
Navios Asteriks	Panamax	2005	76,801
Navios Bonavis	Capesize	2009	180,022
Navios Happiness	Capesize	2009	180,022
Navios Lumen	Capesize	2009	180,661
Navios Stellar	Capesize	2009	169,001
Navios Phoenix	Capesize	2009	180,242
Navios Antares	Capesize	2010	169,059
Navios Buena Ventura	Capesize	2010	179,259
Navios Etoile	Capesize	2010	179,234
Navios Bonheur	Capesize	2010	179,259
Navios Altamira	Capesize	2011	179,165
Navios Azimuth	Capesize	2011	179,169

Owned Vessels to be Delivered

		Delivery
Vessel	Type	Date	DWT
Navios Centaurus	Panamax	03/2012	81,600
Navios Avior	Panamax	05/2012	81,600

Options to Acquire Vessels

		Delivery
Vessels	Type	Date	DWT
Navios TBN	Panamax	H2/2013	82,000
Navios TBN	Panamax	H2/2013	82,000
Navios TBN	Panamax	H1/2014	82,000
Navios TBN	Panamax	H1/2014	82,000

Long term Chartered-in Fleet in Operation

		Year		Purchase
Vessel Name	Vessel Type	Built	Deadweight (in metric tons)	Option(1)
Navios Primavera	Ultra Handymax	2007	53,464	Yes
Navios Armonia	Ultra Handymax	2008	55,100	No
Navios Serenity	Handysize	2011	34,718	Yes (2)
Navios Orion	Panamax	2005	76,602	No
Navios Titan	Panamax	2005	82,936	No
Navios Altair	Panamax	2006	83,001	No
Navios Esperanza	Panamax	2007	75,356	No
Navios Marco Polo	Panamax	2011	80,647	Yes
Torm Antwerp	Panamax	2008	75,250	Yes
Golden Heiwa	Panamax	2007	76,662	No
Navios Koyo	Capesize	2011	181,415	Yes
Beaufiks	Capesize	2004	180,310	Yes
Rubena N	Capesize	2006	203,233	No
SC Lotta	Capesize	2009	169,056	No
Phoenix Beauty	Capesize	2010	169,150	No
King Ore	Capesize	2010	176,800	No

Long-term Chartered-in Fleet to be Delivered

		Delivery	Purchase	Deadweight
Vessels	Vessel Type	Date	Option	(in metric tons)
Navios Lyra	Handysize	09/2012	Yes (2)	34,718
Navios Obeliks	Capesize	07/2012	Yes	180,000
Navios TBN	Capesize	12/2013	Yes	180,000
Navios Oriana	Ultra Handymax	02/2012	Yes	61,000
Navios Apollon	Ultra Handymax	02/2012	No	52,073
Navios TBN	Ultra Handymax	05/2013	Yes	61,000
Navios TBN	Ultra Handymax	10/2013	Yes	61,000
Navios TBN	Panamax	01/2013	Yes	82,100
Navios TBN	Panamax	07/2013	Yes (2)	80,500
Navios TBN	Panamax	09/2013	Yes (2)	80,500
Navios TBN	Panamax	11/2013	Yes (2)	80,500

(1)	Generally, Navios Holdings may exercise its purchase option after three to five years of service.
(2)	The initial 50% purchase option on each vessel is held by Navios Holdings.